UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

  ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer

IL2M International Corp.

Legal status of issuer

Corporation

Jurisdiction of Incorporation/Organization

Nevada

Date of organization

June 8, 2010

Physical address of issuer

1333 N BUFFALO DR STE 210, LAS VEGAS, NV, 89128.

Website of issuer

www.ILIMmerger.com

Current number of employees

3

	Most recent fiscal year-end **December 31, 2022**	**Prior fiscal year-end** **December 31, 2020**
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Form C-AR

IL2M International Corp.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR) is being furnished by IL2M International Corp., a Nevada corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.ilimmerger.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 3/28/2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

IL2M International Corp. (the "Company" or "ILIM") is a Nevada corporation, incorporated/formed on May 10, 2010.

The Company's headquarters is located at 1333 N BUFFALO DR STE 210, LAS VEGAS, NV, 89128.

The Company's website is www.ILIMmerger.com. The information available on or through our website is not a part of this Form C-AR.

The Business

ILIM seeks to create its BidAi platform that would usher in a new category of human interaction known as metaverse. Daily, millions of people from around the world seek to connect and play with friends on a metaverse platform, where together they play, learn, communicate, explore, and expand their friendships, all in 3D digital worlds that are entirely user-generated, built by the community of millions of other participants and active developers. ILIM seeks to develop and deploy a platform that is powered by user-generated content and draws inspiration from gaming, entertainment, social media, and even toys.

Existing platforms like we envision here is referred to or categorized as the metaverse, a term often used to describe the concept of persistent, shared, 3D virtual spaces in a virtual universe. The idea of a metaverse has been written about by futurists and science fiction authors for over 30 years. With the increase in powerful consumer computing devices, cloud computing, and high bandwidth internet connections, the concept of the metaverse is materializing.

Our BidAi Metaverse platform would consist of the BidAi Client, the BidAi Studio, and the BidAi Cloud. BidAi Client would be the application that allows users to explore 3D digital worlds. BidAi Studio would be the toolset that allows developers and creators to build, publish, and operate 3D experiences and other content accessed with the BidAi Client. BidAi Cloud includes the services and infrastructure that will power our gaming platform platform.

Our mission is to build a gaming platform platform that enables shared experiences among millions of users. We will constantly improve the ways in which the BidAi Platform supports shared experiences, ranging from how these experiences are built by an engaged community of developers to how they are enjoyed and safely accessed by users across the globe.

The BidAi Platform has a number of key characteristics:

Identity.   All users will have unique identities in the form of avatars that allow them to express themselves as whoever or whatever they want to be. These avatars are portable across experiences.

Friends.   Users will interact with friends, some of whom they know in the real world and others who they meet on BidAi.

Immersive.   The experiences on BidAi are 3D and immersive. BidAi Platform experiences are expected to become increasingly engaging and indistinguishable from the real world.

Anywhere.   Users, developers and creators on BidAi are from all over the world. Further, the BidAi Client operates on iOS, Android, PC, Mac, and Xbox, and supports VR experiences on PC using Oculus Rift, HTC Vive and Valve Index headsets.

Low Friction.   It will be simple to set up an account on BidAi, and free for users to enjoy experiences on the platform. Users can quickly traverse between and within experiences either on their own or with their friends. It will also be easy for developers to build experiences and then publish them to the BidAi Cloud so that they are then accessible to users on the BidAi Client across all platforms.

Variety of Content.   BidAi will become a vast and expanding universe of developer and creator-built content. It is anticipated that by December 31, 2022, there would be over 2 million experiences on BidAi, and in 2023, over 1 million of these would be experienced in- community. There would also be millions of creator-built virtual items with which users can personalize their avatars.

Economy.   BidAi will have a vibrant economy built on a currency called BidAix (token). Users who choose to purchase BidAix can spend the currency on experiences and on items for their avatar. Developers and creators earn BidAix by building engaging experiences and compelling items that users want to purchase. BidAi will enables developers and creators to convert BidAix back into real-world currency.

Safety.   Multiple systems will be integrated into the BidAi Platform to promote civility and ensure the safety of our users. These systems are designed to enforce real-world laws, and are designed to extend beyond minimum regulatory requirements.

Growth at BidAi will be driven primarily by investment in technology and two mutually reinforcing network effects: content and social.

First, user-generated content, built by our community of developers and creators, powers our platform. As developers and creators build increasingly high-quality content, more users will be attracted to our platform. The more users on our platform, the higher the engagement and the more attractive BidAi becomes to developers and creators. With more users, more BidAix will be spent on our platform, incentivizing developers and creators to design increasingly engaging content and encouraging new developers and creators to start building on our platform.

Second, our platform will be social. When users join, they will typically play with friends. This will inspire them to invite more friends, who in turn, invite their friends, driving organic growth. The more friends that each of our users has playing together on the platform, the more valuable and engaging the platform becomes. This would drive more users to our platform through word of mouth from their existing friends on the platform.

Our Community

BidAi will be powered by user-generated content from our community of developers and creators who build immersive and engaging experiences found only on BidAi, as well as the vast majority of the items for customizing avatars. Upon signing up for BidAi, users would personalize their avatars by selecting body types, clothes, and gear. Users are then free to immerse themselves in the millions of developer-built experiences.

Our Users

We anticipate millions of daily active users across over 180 countries to enjoy experiences on BidAi across mobile, desktop and console platforms. Our users will be diversified across multiple dimensions, including age, geography, platform and gender. Each day users can express themselves through their avatars, explore different worlds, and engage with others in the BidAi community.

Our Developers and Creators

We will offer users the ability to build engaging, immersive experiences that they can easily share with the BidAi community. Experiences refer to the various titles that can be enjoyed by our users on our platform. Users who create experiences will be called developers and those who create avatar items will be called creators. Developers can also build and sell custom tools and 3D models to help other developers create experiences. Collectively, our developers and creators will contribute to our platform in three ways: by building experiences for users to enjoy, by building avatar items for users to acquire and express themselves with, and by building tools and 3D models for other developers and creators to utilize.

We will measure the health and success of our developer and creator community based on their earnings and the user engagement in their experiences. As our platform scales, our monetizing developers and creators will enjoy

meaningful earnings expansion over time, reflecting the increasing monetization of our platform and driving a growing incentive for our developers and creators to continue to build high-quality content.

Our Products and Technology

The BidAi Platform would be the underlying technology and infrastructure that supports shared experiences for an average of millions of daily active users. The platform is composed of three elements:

- **BidAi Client:**   The application that allows users to explore 3D digital worlds.

- **BidAi Studio:**   The toolset that allows developers and creators to build, publish, and operate 3D

    experiences and other content accessed with the BidAi Client.

- **BidAi Cloud:**   The services and infrastructure that power the gaming platform

We need to invest substantial capital to build the BidAi Platform. 89% of our initial capital outlay and employees will be dedicated to building, maintaining, improving, and expanding it. Here is how our technology will supports the key characteristics of the BidAi Platform:

Identity

The BidAi avatar system will allow users to create and personalize their unique 3D identities. Our avatar technology supports a wide variety of character styles. The BidAi Client will feature the Avatar Editor, which enables users to manipulate the size and body shape of their avatars as well as equip their avatars with clothing, gear, animations, simulated gestures, or emotes, and other accessories from the Avatar Marketplace or Avatar Shop. Within most experiences, avatars appear exactly how they were configured in the Avatar Editor, creating a sense of persistent identity.

Friends

The BidAi Client will allow users to connect through various means, including detecting nearby players, or simply meeting in 3D experiences. The social graph created by these connections will be stored in the BidAi Cloud and requires mutual opt-in to avoid unwanted communications. When a user chooses to join an experience, the BidAi Cloud is designed to automatically place that user into the same virtual environment as others connected through the social graph. The BidAi Platform supports text-based chat among users sharing the same 3D experience and between users connected through the social graph.

Immersive

The BidAi Platform will allow developers to build deeply immersive 3D environments where users can share synchronous experiences with others, independent of where they may be physically. Developers use BidAi Studio to easily build 3D experiences that are then rendered and simulated on the BidAi Platform. The BidAi Client will leverage efficient low-level hardware-specific device APIs to efficiently render those experiences. To achieve an optimal balance between latency, scale, and consistency, computations for the simulation are distributed across BidAi Clients and the BidAi Cloud.

Low Friction

The BidAi Platform will give users the ability to interact with experiences almost instantly, on most popular client devices, and from anywhere in the world over existing broadband and cellular networks. With BidAi, developers can build an experience once and then expect that experience to operate consistently on all supported devices. The BidAi Cloud is central to enabling low-latency, responsive gameplay within 3D environments having millions of concurrent

players. The BidAi Cloud will determine the format, level of detail, and priority of each asset sent through content delivery networks to a user's device in order to optimize for the capabilities and bandwidth available to the device. When a user joins a 3D experience, the BidAi Cloud assigns that user to a particular game instance based on, among other considerations, the user's social graph, geographic location, spoken language, and age group. Developers have access to high-speed data stores in the BidAi Cloud where information about users and each simulated environment can be persisted. The majority of services operated by the BidAi Cloud are hosted in BidAi managed data centers.

Variety of Content

Developers and creators build nearly all of the content for the BidAi Platform. Developers build, publish, and operate 3D experiences with BidAi Studio, a suite of tools accessible to all skill levels, from novice to professional. Teams can work together using built-in access control management and collaborative editing. Once content is built, it can be replicated and shared across multiple experiences giving developers the ability to scale their efforts and make rapid updates. Developers can share their work with other developers through the Studio Marketplace. BidAi provides developers with reference material, tutorials, community forums, and analytics to build their creations.

Anywhere

The BidAi Platform will serve a global audience.. Developers can build experiences in their native language and then, using machine translation and advanced pattern recognition, the BidAi Cloud automatically translates those experiences into other languages. Localization and compliance systems will be embedded within the BidAi Client and BidAi Cloud to help lower cultural barriers and enable our developers to meet regional requirements with little to no additional effort.

Economy

BidAi intends to become a vibrant economy built on a currency called BidAix, which can be purchased through the BidAi Client and website. Users can also acquire BidAix through a monthly subscription to BidAi Premium. Developers and creators earn BidAix by selling access to virtual content. Developers can also earn BidAix by driving engagement of Premium subscribers through an engagement-based payout system. When Premium subscribers spend time in a developer's experience, that developer earns a prorated share of the user's monthly subscription fee. Engagement-based payouts incentivize developers to invest in the engagement of their experiences.

BidAi allows developers and creators to convert earned BidAix into the real-world currency of their choice through our Developer Exchange Program.

Safety

Multiple systems will be integrated into the BidAi Platform to promote civility and ensure the safety of our users. These systems are designed to enforce our policies, protect users' personal information, and abide by local laws. We leverage text-filtering, content moderation systems, and automated systems to proactively identify behaviors that may violate our policies. A human review team will be continuously operating to evaluate flagged experiences/assets. Assets refer to images, meshes, audio files, and video files that developers upload to BidAi to include in their experiences. BidAi will operate a customer service portal that profiles self-help information along with ways to contact BidAi via email or from within the BidAi Client.

Safety and Digital Civility

We aspire to build a safe and civil online society. We have no tolerance on our platform for content or behavior that violates our rules. Safety and civility systems are built into our platform and apply to every experience. In many instances, our systems extend beyond minimum regulatory requirements.

Our platform is designed to comply with Children's Online Privacy Protection Act and GDPR regulations. We

work closely with regulators, authorities, and safety groups in many countries. We endeavor to promptly report any suspected child exploitation or abuse materials to the relevant authorities.

We will partner with leading global organizations focused on child and internet safety. We will join and become members of various organizations with a goal of cross-industry collaboration, knowledge and technology exchange in areas of user safety and child safety. We will continue to work diligently with other digital platforms to report bad actors and inappropriate content so that they can also take appropriate actions on their platforms.

The BidAi Economy

We intend to support our developer and creator community by giving them the tools to build, publish, operate, and monetize content. Our economy enables developers and creators to generate income through BidAi.

When users sign up for BidAi, they can create an avatar and explore the vast majority of our experiences for free. Most free experiences allow users to spend BidAix by purchasing experience- +specific enhancements and items such as clothing accessories and emotes from our Avatar Marketplace or Avatar Shop. BidAi retains a portion of every BidAix transaction and distributes the rest to developers and creators.

Users can purchase BidAix in two ways, as one-time purchases or via BidAi Premium, a subscription service that is billed monthly and includes discounted BidAix, access to exclusive in-experience benefits, exclusive and discounted marketplace items, and the ability to buy, sell, and trade certain Avatar items.

- We plan to offer developers and creators four mechanisms to earn BidAix:

- sale of access to their experiences and enhancements in their experiences;

- engagement-based payouts, which reward developers for the amount of time that Premium subscribers spend in their experiences;

- sale of content and tools between developers; and

- sale of items to users through the Avatar Marketplace.

Earned BidAix will be deposited into the virtual accounts of the developers and creators, who can convert BidAix into the real-world currency of their choice if they qualify for and are registered in our Developer Exchange Program. Developers and creators may not always cash out their BidAix to real-world currency. Some may choose to reinvest their BidAix into developer tools, promote their experiences through our internal ad network, or spend the BidAix as any other user would.

Our Growth Strategies

We believe that the BidAi Platform has the potential to transform how people express themselves, socialize, play, learn, work, and transact together around the world. We are focused on the following key growth strategies:

Platform Extension: We will continually invest in the BidAi Platform, including significant investments in high fidelity avatars, more realistic experiences, 3D spatial audio technology, and other social features. These investments should enable BidAi to support gaming platform in the entertainment, learning and business markets.

Age Demographic Expansion: As a result of platform extension, developers and creators are now able to build higher quality experiences and content that appeals to an older age demographic. We believe there is significant potential for us to increase our penetration and engagement across all age demographics.

International Reach: We believe there is significant potential for us to grow the global reach of our platform. We believe some of that will occur by the same organic, word of mouth user and developer growth that we anticipate to see in the U.S. market. In addition, we will be investing in technology that will also enhance our growth around the world. For example, we believe that features such as automated translation and built-in regional compliance will enable us to scale usage in global markets.

Monetization: We believe there is significant potential to increase monetization on our platform. First, we are actively working with our developer and creator community to help them improve their monetization. Second, we recently introduced our subscription service, BidAi Premium, which we believe will increase our conversion of our free users to paying users and the retention of our paying users. Finally, we expect to work with leading brands to build unique marketing opportunities on the BidAi Platform.

RISK FACTORS

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Readers and prospective investors in our common stock should carefully consider the following risk factors as well as the other information contained or incorporated by reference in our prospectus.

If any of the following risks actually occurs, our financial condition, results of operations and liquidity could be materially adversely affected. If this were to happen, the value of our common stock could decline, and if you invest in our common stock, you could lose all or part of your investment.

The discussion below highlights some important risks we have identified related to our business and operations and an investment in shares of our common stock, but these should not be assumed to be the only factors that could affect our future performance and condition, financial and otherwise. We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements.

The SEC requires the company to identify risks that are specific to its business and its financial condition.

Risks Relating to Investing in a Start-up Company

Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your investment

Risks Relating to the Company's Business and Industry

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

The Company's operations and revenue have been negatively impacted by the COVTD-19 pandemic.

Any outbreak of contagious diseases, and other adverse public health developments, could have a material and adverse effect on our business operations. The recent outbreak of respiratory illness caused by a novel coronavirus referred to as COVID-19 has had a material adverse effect on our business operations which remains ongoing. At this time, the extent of the effect is uncertain. The COVID-19-related governmental stay-at-home orders, prohibitions on public gatherings, rise in unemployment, and related economic fallout have an ongoing negative effect on our business operations, the extent of which is currently unknown. If the stay-at-home orders and governmental prohibitions are not rescinded timely, the Company could be unable to continue as a going concern. Even if rescinded, the public may not have confidence in the safety of public gatherings or in the safety of hiring caregivers which may have a material adverse effect on the demand for our services and our business operations as a whole. Additionally, if conventions centers, hotels, and other similar venues do not return to normal operations, the Company will see limitations on revenue and may be unable to continue.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

We have little operating history or operating results.

We have limited operating history upon which to base an evaluation of us or our prospects. We have limited resources and will be largely dependent upon the minimum amount of proceeds in order to continue to scale our business. We may encounter difficulties as we continue to scale our business, many of which may be beyond our control. If additional capital is not available when required or is not available on acceptable terms, we may be forced to modify or abandon our business plan. This could result in a cessation of operations and loss of investment for our investors.

We depend on certain key personnel, including senior executives.

We depend on the skill and experience of our President, Frank Igwealor. Mr. Igwealor has responsibilities to other companies and is not currently a paid employee. Our future success depends on the efforts of key personnel. We expect to face intense competition to be able to attract and retain qualified personnel, and it cannot be assumed we will be able to attract or retain qualified personnel.

We are controlled by our officer, director and a majority shareholder.

Frank Igwealor holds a majority of our voting stock, and at the conclusion of our offering will continue to hold a majority of the company's common stock. Investors in our offering will not have the ability to control a vote by the stockholders or the board of directors.

Our ability to generate future revenues will depend on a number of factors, many of which are beyond our control.

These factors include the rate of market acceptance of our products, regulatory developments and general economic trends. Due to these factors, we cannot anticipate with any degree of certainty what our revenues, if any, will be in future periods.

New entrants into our market may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Although we believe that our market will stay a new and fragmented market, new entrants not currently considered to be competitors may still enter our market through acquisitions, partnerships or strategic relationships. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies.

It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive space. Additionally, the product may be in a market where customers will not have brand loyalty.

Government regulation could impose burdensome requirements and restrictions that could impair demand for our products.

Any government regulation of our products or services, whether at the federal, state or local level, may increase our costs and the price of our service, may have a negative impact on our revenue and profitability, and may challenge the commercial viability of our business.

Our business would be adversely affected if caregivers on our platform were classified as employees instead of independent contractors.

Changes to foreign, state, and local laws governing the definition or classification of independent contractors, or judicial decisions regarding independent contractor classification, could require classification of caregivers on our platform as employees (or workers or quasi-employees where those statuses exist). If, as a result of legislation or judicial decisions, we are required to classify caregivers on our platform as employees (or as workers or quasi-employees where those statuses exist), we would incur significant additional expenses for compensating caregivers on our platform, potentially including expenses associated with the application of wage and hour laws (including minimum wage, overtime, and meal and rest period requirements), employee benefits, social security contributions, taxes, and penalties. Further, any such reclassification would require us to fundamentally change our business model, and consequently have an adverse effect on our business and financial condition.

Our additional financing requirements could result in dilution to existing equity holders.

The additional financings which the Company will require may in the future be obtained through one or more transactions which will effectively dilute the ownership interests of stockholders. The Company has the authority to issue additional shares of common stock and preferred stock, as well as additional classes or series of ownership interests or debt obligations which may be convertible into any one or more classes or series of ownership interests. Such securities may be issued without the approval or other consent of the Company's stockholders.

Risks Relating to Our Industry

The market for our product may be smaller than we expect and we may not be able to generate the revenue we expect.

There can be no assurance that the market for our product is as we expect. Furthermore, the

sustainable revenue may not be achieved for many reasons, including the pricing of competing products, general economic conditions and the market.

We may face significant competition in our markets.

We are competing with a variety of companies in the United States and abroad. A number of companies are much larger, well-established, have longer-standing relationships with customers and potential business partners, have greater name recognition and have, or may have, access to significantly greater financial, and marketing resources. If we are unable to compete effectively with competitors, our business, financial conditions and results of operations may be adversely affected.

BUSINESS

ILIM seeks to create its BidAi platform that would usher in a new category of human interaction known as metaverse. Daily, millions of people from around the world seek to connect and play with friends on a metaverse platform, where together they play, learn, communicate, explore, and expand their friendships, all in 3D digital worlds that are entirely user-generated, built by the community of millions of other participants and active developers. ILIM seeks to develop and deploy a platform that is powered by user-generated content and draws inspiration from gaming, entertainment, social media, and even toys.

The Company's headquarters is located at 1333 N BUFFALO DR STE 210, LAS VEGAS, NV, 89128.

History

IL2M International Corp. (the "Company" or "ILIM") is a Nevada corporation, incorporated/formed on May 10, 2010. The Company had abandoned its business and failed to take steps to dissolve, liquidate and distribute its assets. It had also failed to meet the required reporting requirements with the Nevada Secretary of State, hold an annual meeting of stockholders and pay its annual franchise tax from 2015 to 2021 which resulted in its Nevada charter being revoked. The Company also failed to provide adequate current public information as defined in Rule 144, promulgated under the Securities Act of 1933, and was thus subject to revocation by the Securities and Exchange Commission pursuant to Section 12(k) of the Exchange Act.

On May 28, 2021, a shareholder filed a petition for custodianship, with the District Court, Clark County, Nevada and was appointed as the custodian of the Company on August 04, 2021. The Company's Nevada charter was revived on August 05, 2021, and all required reports were filed with the State of Nevada soon after. The Company remains active as of the date of this report and is currently taking steps to provide adequate current public information to meet the requirements under the Securities Act of 1933.

Business Outlook

Our mission is to build a gaming platform platform that enables shared experiences among millions of users. We will constantly improve the ways in which the BidAi Platform supports shared experiences, ranging from how these experiences are built by an engaged community of developers to how they are enjoyed and safely accessed by users across the globe.

Our BidAi Metaverse platform would consist of the BidAi Client, the BidAi Studio, and the BidAi Cloud. BidAi Client would be the application that allows users to explore 3D digital worlds. BidAi Studio would be the toolset that allows developers and creators to build, publish, and operate 3D experiences and other content accessed with the BidAi Client. BidAi Cloud includes the services and infrastructure that will power our gaming platform platform.

Our Community

BidAi will be powered by user-generated content from our community of developers and creators who build immersive and engaging experiences found only on BidAi, as well as the vast majority of the items for customizing avatars. Upon signing up for BidAi, users would personalize their avatars by selecting body types, clothes, and gear. Users are then free to immerse themselves in the millions of developer-built experiences.

Our Users

We anticipate millions of daily active users across over 180 countries to enjoy experiences on BidAi across mobile, desktop and console platforms. Our users will be diversified across multiple dimensions, including age, geography, platform and gender. Each day users can express themselves through their avatars, explore different worlds, and engage with others in the BidAi community.

Our Developers and Creators

We will offer users the ability to build engaging, immersive experiences that they can easily share with the BidAi community. Experiences refer to the various titles that can be enjoyed by our users on our platform. Users who create experiences will be called developers and those who create avatar items will be called creators. Developers can also build and sell custom tools and 3D models to help other developers create experiences. Collectively, our developers and creators will contribute to our platform in three ways: by building experiences for users to enjoy, by building avatar items for users to acquire and express themselves with, and by building tools and 3D models for other developers and creators to utilize.

Competition

Our primary competitors are Meta (Facebook) and Roblox Corporation. These competitors exist that either provide better products or services. Not all of these companies currently charge for their services at a level that allows them to be profitable. As this area of science grows in popularity, these competitors and other companies may directly compete with us, as limited barriers to entry exist at this point.

While at the micro level, there are currently no competitors offering platform that would usher in a new category of human interaction known as metaverse, we are aware that that can and likely will change in the future, making it important for us to advance our technology and grow our base of loyal users as quickly as possible.

Intellectual Property

We have zero registered trademark, and no patents.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

None.

DIRECTORS, OFFICERS, AND EMPLOYEES

The directors and officers of the Company are listed below along with all positions and offices held at the Company, their educational background and qualifications, and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Frank I Igwealor	President, CEO, Treasurer, Secretary, Director	CEO, IL2M International Corp. (July 2021 - Present) Attorney, Capital Markets and Securities Law Group, PC. (March 2021 - Present)	J.D., Southwestern Law School, 2013 M.B.A., California State University, Dominguez Hills, 2008

Indemnification

Indemnification is authorized by the Company to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Nevada law NRS 78.7502. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 full-time employees and 2 part-time employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

Our capitalization as of March 31, 2022 is as follows:

Type of Security	Amount Outstanding	Voting Rights	Antidilution Rights
Common Stock: Frank I Igwealor	160,000,000 shares	Yes	No
Common Stock: Kristin Simpson-Oloso	5,000,000,000	Yes	No
Preferred Stock: Community Economic Development Capital, LLC	50 shares	Yes	No
Common Stock: Other Holders	6,710,676,587 shares	Yes	No

Our authorized capital stock consists of 9,610,000,000 shares, 9,610,000,000 of which are designated as common stock, each having $0.001 par value, while 10,000,000 are designated as preferred stock, each having $0.001 par value. As of December 31, 2022, there were

6,710,676,587 shares of common stock and 50 shares of preferred stock issued and outstanding. From time to time and at any time in the future, our board of directors may create one or more series of preferred stock with such rights and preferences as may be designated by the board.

On June 28, 2022, the Company issued 5,000,000,000 shares of its common stock to Kristin Simpson-Oloso in connection with a proposed transaction (merger) involving her acquisition of the control of the Company and becoming its President and CEO. Subsequently on January 18, 2023, following a mutual misunderstanding both parties canceled the proposed transaction and further agreed to return whatever value the other party had paid, in which case Ms. Simpson-Oloso agreed to return the 5,000,000,000 shares to the company. These 5,000,000,000 shares

has been formally cancelled by the company on January 18, 2023. Thus as at the date of this report, the Common Stock issued and outstanding is 1,710,676,587.

Both our common stock and preferred stock has voting power.

Convertible Notes

As at December 31, 2022, the Company has no convertible notes outstanding.

Regulation CF Offering

On January 14, 2022, the Company offered to issue $250,000 in Simple Agreements for Future Equity (the "Crowd SAFEs"), through a crowdfunding financing transaction under Regulation Crowdfunding of the Securities Act of 1933 (the "Regulation CF Transaction"). The proceeds of the financing will be used to fund working capital, product development and growth. As at December 31, 2022, the Company has not issued any of those notes it offered to issue.

The Regulation CF Transaction was conducted through TruCrowd, Inc. (the "Intermediary").

Debt

The Company has been operating based of line of credit from its court-appointed custodian who has been advancing the Company's operating budget since August 04, 2021. As at December 31, 2022, the Company has taken a total of $0 in advance from court-appointed custodian to pay bills and costs associated with revival the Company's charter with Nevada, paying off liabilities balances from vendors, and bringing the company current.

Stockholders With Above >5% Ownership

At this time, the Company has only one beneficial equity holders holding greater than 5% of the voting equity of the Company: Frank I Igwealor.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0	$0	$0.00

OPERATIONS

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company maintains substantially all of its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Liquidity and Capital Resources

As at December 31, 2022, the Company has zero cash on hand. On January 14, 2022, the Company offered to issue pursuant to Regulation CF, $250,000, which the Company is yet to issue because it has not commenced the fundraising campaign. The Company will likely require additional financing in excess of the proceeds from these two offerings and its revenue from ongoing operations in order to sustain continued investment in growth over the next 18 months.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

MATERIAL CHANGES AND OTHER INFORMATION

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in

their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended,

3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family

member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Family members of the Company's officers and directors have participated as investors in the Quake KISSes, the 2018 Convertible Notes, the 2019 Notes, and the Crowd SAFEs, in each case in arm's length transactions on the same terms as other unrelated investors. None of such investments represented more than five percent of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6) of the Securities Act.

The Company has not conducted any other transactions with related persons since the beginning of the Company's last fiscal year.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Compliance with Ongoing Reporting Requirements

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Exhibit A

[See attached]

IL2M INTERNATIONAL CORP.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED December 31, 2022 and 2021

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

IL2M INTERNATIONAL CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	December 31			
	2022		**2021**	
ASSETS				
Current Assets				
Cash	$	15,304	$	-
Prepaid expenses		-		-
TOTAL ASSETS	$	15,304	$	-
LIABILITIES & EQUITY				
Liabilities				
Convertible debenture		123,453		
Other Liabilities				
Total Liabilities		123,453		
Stockholders' deficit:				
Preferred stock, $.001 par value, 10,000,000 shares authorized, 50 issued and outstanding				
Common Stock, $0.001 par value, 9,600,000,000 shares authorized, 6,710,677 and 1,710,676,587 issued and outstanding as at December 31, 2022 and 2021 respectively.		6,710,677		1,710,677
Additional Paid-in Capital		10,793,161		15,953,161
Accumulated deficit		(17,503,838)		(17,503,838)
Net Loss		(108,149)		
Total Equity		(108,149)		-
TOTAL LIABILITIES & EQUITY	$	15,304	$	-

The accompanying notes are an integral part of these financial statements.

IL2M INTERNATIONAL CORP.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	December 31,	
	2022	**2021**
Ordinary Income/Expense		
Expense		
Advertising and Promotions	1,023.00	
Automobile & Travel Expenses	937.00	
Business Licenses and Permits: NV SoS	685.00	
Bus. Licenses & Permits-Other	51,389.00	
Community Outreach	1,258.00	
Computer and Internet Expenses	445.97	
Insurance Expense	628.00	
Office Supplies	1,358.00	
Professional Fees	258.00	
Accounting	2,084.00	
Business Development	2,298.00	
Investor Relations	1,850.00	
Legal	15,217.00	
OTC Markets	2,500.00	
Stock Transfer Agents	18,037.00	
Rent & Lease Expense	5,536.29	
Telephone Expense	559.70	
Training and Staff Development	2,085.00	
Total Expense	108,149	
Net Ordinary Loss	(108,149)	
BASIC AND DILUTED LOSS PER SHARE:	($0.00002)	
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING: Basic	6,710,676,587	1,710,676,587

The accompanying notes are an integral part of these financial statements.

F-3

IL2M INTERNATIONAL CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

(UNAUDITED)

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	
	# of Shares	Amount	# of Shares	Amount	Capital	Deficit	TOTAL
Balance - January 31, 2020			1,550,676,587	1,550,677	15,953,161	(17,503,838)	-
Net Income(Loss) - December 31, 2020							-
Balance - December 31, 2020			1,550,676,587	1,550,677	15,953,161	(17,503,838)	-
Balance - January 31, 2021			1,550,676,587	1,550,677	15,953,161	(17,503,838)	-
New Share Issuance	50		5,160,000,000	5,160,000	(5,160,000)		
Net Income(Loss) - December 31, 2022			-	-	-	(108,149)	(108,149)
Balance - December 31, 2022	50		6,710,676,587	6,710,677	10,793,161	(17,611,987)	(108,149)

The accompanying notes are an integral part of these financial statements.

F-4

IL2M INTERNATIONAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Year Ended December 31,	
	2022	2021
Cash Flows from Operating Activities:	-	-
Net income(loss)	$ (108,149)	-
Adjustments to reconcile net income(loss) to net cash		
used in operating activities		
Depreciation and amortization		
Accretion of debt discounts		
Stock-based transaction expense		
Loss on disposed fixed assets		
Changes in operating assets and liabilities	-	-
Net Cash Used In Operating Activiti	(108,149)	
Cash Flows from Investing Activities:		
Purchases of property and equipment		
Acquisition of assets		
Net Cash Provided By Investing Activities		
Cash Flows from Financing Activities:		
Proceeds from issuance of common stock		
Proceeds from issuance of long-term debt		
Proceeds from note payables	123,453	
Net Cash Provided By Financing Activities	123,453	
Foreign Currency Translation		
Net Change in Cash	15,304	
Cash and Cash Equivalents - Beginning of Year		
Cash and Cash Equivalents - End of Year	$ 15,304	

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

IL2M INTERNATIONAL CORP. (the "Company", "we", "us" or "our"), a Nevada corporation, is listed on the OTC Pink Markets under the trading symbol ILIM.   The company is a developer of wired and wireless telemetry (which is the monitoring, collection and transmission of data by wire or radio from remote sources) and remote control systems. By leveraging our experience developing low-cost, reliable communications systems, we have created the latest generation of technology to monitor and control various remote devices through the internet.

The Company had abandoned its business and failed to take steps to dissolve, liquidate and distribute its assets. It had also failed to meet the required reporting requirements with the Nevada Secretary of State, hold an annual meeting of stockholders and pay its annual franchise tax from 2014 to 2021 which resulted in its Nevada charter being permanently revoked and dissolved. The Company also failed to provide adequate current public information as defined in Rule 144, promulgated under the Securities Act of 1933, and was thus subject to revocation by the Securities and Exchange Commission pursuant to Section 12(k) of the Exchange Act.

The company incurred operating losses in 2014 and other previous years resulting in accumulated deficit of $17,503,838, as at May 31, 2014. After their February 28, 2015 quarterly reports filed April 21, 2015, the Company stopped all forms of making public report of its operation and financial results.

On April 10, 2021, Alpharidge Capital, LLC, a shareholder of the Company, served a demand to the Company, at last address of record, to comply with the Nevada Secretary of State statues N.R.S. 78.710 and N.R.S. 78.150. On May 28, 2021, a petition was filed against the Company in the District Court of Clark County, Nevada, entitled "In the Matter of IL2M INTERNATIONAL CORP., a Nevada corporation" under case number A-21-835472-P by Alpharidge Capital, LLC, along with an Application for Appointment of Custodian, after several attempts to get prior management to revive the Company's Nevada charter, which had been dissolved.

On August 04, 2021, the District Court of Clark County, Nevada entered an Order Granting Application for Appointment of Alpharidge Capital, LLC (the "Order"), as Custodian of the Company. Pursuant to the Order, the Alpharidge Capital, LLC (the "Custodian") has the authority to take any actions on behalf of the Company, that are reasonable, prudent or for the benefit of pursuant to, including, but not limited to, issuing shares of stock and issuing new classes of stock, as well as entering in contracts on behalf of the Company. In addition, the Custodian, pursuant to the Order, is required to meet the requirements under the Nevada charter.

On August 04, 2021, pursuant to a Securities Purchase Agreement (SPA) the Custodian granted to Community Economic Development Capital, LLC. (CED Capital), 100 Series A preferred shares (convertible at 1 into 200,000,000 common shares, and the converted shares have 1/1 voting rights similar to all common stock) in exchange for $15,000 which the Company used to fund the reinstatement of the Company with the State of Nevada, settlement of the Stock Transfer Agent's balance. CED Capital also undertook to make all reasonable efforts to provide adequate current public information to meet the requirements under the Securities Act of 1933.

On August 04, 2021, the Custodian appointed Frank I Igwealor, who is associated to Alpharidge Capital, LLC., as the Company's sole officer, secretary, treasurer and director.

The purchaser of the 5 Series A preferred shares has control of the Company through super voting rights over all classes of stock and the 5 Series A preferred shares are convertible into 1,000,000,000 (5 Series A preferred shares multiplied by 200,000,000) shares of the Company's common stock. However, the court appointed control still remains with the Custodian until the Custodian files a petition with the District Court of Clark County, Nevada to relinquish custodianship and control of the Company.

On August 05, 2021, the Company filed a Certificate of Revival with the Secretary State of the State of Nevada, which reinstated the Company's charter and appointed a new Resident Agent in Nevada.

The company is currently engaged with forensic an assets recovery consultant to help recover the assets of the company from previous management to make shareholders whole again. The Company intends to go after the Toxic lenders and predatory lenders that have been milking the corporation and depriving the shareholders of stability because of the nonstop dilutions they had subjected the company to these past years.

The Company recently wrote down all of its assets to zero following a change of management because new management had doubts about the value of each assets and their availability for the Company's utilization. Following the management change, the Company has funded its operation with advances from the new management. The company hopes to continue with this arrangement until it could raise sufficient capital to stand on its own feet. The company has also engaged with forensic accountants and assets recovery consultants to help recover the assets of the company from previous management and predatory lenders to make shareholders whole again.

On June 28, 2022, the Company issued 5,000,000,000 shares of its common stock to Kristin Simpson-Oloso in connection with a proposed transaction (merger) involving her acquisition of the control of the Company and becoming its President and CEO. Subsequently on January 18, 2023, following a mutual misunderstanding both parties canceled the proposed transaction and further agreed to return whatever value the other party had paid, in which case Ms. Simpson-Oloso agreed to return the 5,000,000,000 shares to the company. These 5,000,000,000 shares has been formally cancelled by the company on January 18, 2023. Thus as at the date of this report, the Common Stock issued and outstanding is 1,710,676,587.

NOTE 2 – BASIS OF PRESENTATION AND GOING CONCERN

<u>Basis of Presentation</u>

The Company has earned insignificant revenues from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity (deficit) and cash flows disclose activity since the date of the Company's inception.

<u>Basis of Accounting</u>

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. All intercompany transactions have been eliminated.

<u>Going Concern</u>

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company currently has no operations with $17,503,838 accumulated as of December 31, 2022 and 2021. The Company intends to commence operations as set out below and raise the necessary funds to carry out the aforementioned strategies. The Company cannot be certain that it will be successful in these strategies even with the required funding.

These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

For purposes of the statement of cash flows, cash equivalents include demand deposits, money market funds, and all highly liquid debt instructions with original maturities of three months or less.

Financial Instruments

The FASB issued ASC 820-10, Fair Value Measurements and Disclosures, for financial assets and liabilities. ASC 820-10 provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. ASC 820-10 defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. ASC 820-10 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs required by the standard that the Company uses to measure fair value:

-        Level 1: Quoted prices in active markets for identical assets or liabilities

-        Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.

-        Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Concentrations and Credit Risks

The Company's financial instruments that are exposed to concentrations and credit risk primarily consist of its cash, sales and accounts receivable. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. At times, its cash and cash equivalents with a particular financial institution may exceed any applicable government insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Foreign Currency Translation

The accounts of the Company are accounted for in accordance with the Statement of Financial Accounting Statements No. 52 ("SFAS 52"), "Foreign Currency Translation". The financial statements of the Company are translated into US dollars as follows: assets and liabilities at year-end exchange rates; income, expenses and cash flows at average exchange rates; and shareholders' equity at historical exchange rate.

Monetary assets and liabilities, and the related revenue, expense, gain and loss accounts, of the Company are re- measured at year-end exchange rates. Non-monetary assets and liabilities, and the related revenue, expense, gain and loss accounts are re-measured at historical rates. Adjustments which result from the re-measurement of the assets and liabilities of the Company are included in net income.

Share-Based Compensation

ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized in the period of grant.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

As at December 31, 2022 and 2021, there was $0.00 of unrecognized expense related to non-vested stock-based compensation arrangements granted. There have been no options granted as at December 31, 2022 and 2021.

Income Taxes

The Company accounts for income taxes under ASC 740, Income Taxes. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. Deferred tax assets or liabilities were offset by a 100% valuation allowance, therefore there has been no recognized benefit as at December 31, 2022 and 2021. Further it is unlikely with the change of control that the Company will have the ability to realize any future tax benefits that may exist.

Commitments and Contingencies

The Company follows ASC 450-20, Loss Contingencies, to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Earnings Per Share

Net income (loss) per share is calculated in accordance with ASC 260, Earnings Per Share. The weighted-average number of common shares outstanding during each period is used to compute basic earnings or loss

per share. Diluted earnings or loss per share is computed using the weighted average number of shares and diluted potential common shares outstanding. Dilutive potential common shares are additional common shares assumed to be exercised.

Basic net income (loss) per common share is based on the weighted average number of shares of common stock outstanding as at December 31, 2022 and 2021. Due to net operating loss, there is no presentation of dilutive earnings per share, as it would be anti-dilutive.

Forgiveness of Indebtedness

The Company follows the guidance of AS 470.10 related to debt forgiveness and extinguishment. Debts of the Company are considered extinguished when the statute of limitations in the applicable jurisdiction expires or when terminated by judicial authority such as the granting of a declaratory judgment. Debts to related parties or shareholders are treated as capital transactions when forgiven or extinguished and credited to additional paid in capital. Debts to non-related parties are treated as other income when forgiven or extinguished.

Recent Accounting Pronouncements

We have reviewed all the recently issued, but not yet effective, accounting pronouncements and we do not believe any of these pronouncements will have a material impact on the Company.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815), which changes both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results, in order to better align an entity's risk management activities and financial reporting for hedging relationships. The amendments expand and refine hedge accounting for both nonfinancial and financial risk components and align the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. FASB ASU No. 2017-12 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those annual reporting periods, with early adoption permitted. We are still evaluating the impact that this guidance will have on our financial position or results of operations, and we have not yet determined whether we will early adopt FASB ASU No. 2017-12.

In March 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This guidance changes how companies account for certain aspects of share-based payments to employees. Among other things, under the new guidance, companies will no longer record excess tax benefits and certain tax deficiencies in additional paid-in-capital ("APIC"), but will instead record such items as income tax expense or benefit in the income statement, and APIC pools will be eliminated. Companies will apply this guidance prospectively. Another component of the new guidance allows companies to make an accounting policy election for the impact of forfeitures on the recognition of expense for share-based payment awards, whereby forfeitures can be estimated, as required today, or recognized when they occur. If elected, the change to recognize forfeitures when they occur needs to be adopted using a modified retrospective approach. All of the guidance will be effective for the Company in the fiscal year beginning January 1, 2018. Early adoption is permitted. The Company is currently evaluating the impact of this guidance, if any, on its financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which establishes new accounting and disclosure requirements for leases. FASB ASU No. 2016-02 requires lessees to classify most leases as either finance or operating leases and to initially recognize a lease liability and right-of-use asset. Entities may elect to account for certain short-term leases (with a term of 12 months or less) using a method similar to the current operating lease model. The statements of operations will include, for finance leases, separate recognition of interest on the lease liability and amortization of the right-of-use asset and for operating leases, a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a straight-line basis. While we are in the early stages of our implementation process for FASB ASU No. 2016-02, and have not yet determined its impact on our financial position or results of operations, these leases would potentially be required to be presented on the balance sheet in accordance with the requirements of FASB ASU No. 2016-02. FASB ASU No. 2016-02 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those annual reporting periods, with early adoption permitted. FASB ASU No. 2016-02 must be applied using a modified retrospective approach, which requires recognition and measurement of leases at the beginning of the earliest period presented, with certain practical expedients available.

In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. The guidance requires an entity to measure inventory at the lower of cost or net realizable value, which is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation, rather than the lower of cost or market in the previous guidance. This amendment applies to inventory that is measured using first-in, first-out (FIFO). This amendment is effective for public entities for fiscal years beginning after December 15, 2016, including interim periods within those years. A reporting entity should apply the amendments prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The Company is currently evaluating the impact of this guidance, if any, on its financial statements and related disclosures.

In June 16014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. generally accepted accounting principles when it becomes effective. In July 2015, the FASB deferred the effective date of the standard by an additional year; however, it provided companies the option to adopt one year earlier, commensurate with the original effective date. Accordingly, the standard will be effective for the Company in the fiscal year beginning January 1, 2018, with an option to adopt the standard for the fiscal year beginning January 1, 2017. The Company is currently evaluating this standard and has not yet selected a transition method or the effective date on which it plans to adopt the standard, nor has it determined the effect of the standard on its financial statements and related disclosures.

NOTE 4 - INCOME TAXES

Income taxes are provided based upon the liability method. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by accounting standards to allow recognition of such an asset.

Deferred tax assets/liabilities were as follows as at December 31, 2022 and 2021:

Description	31-Dec-22	31-Dec-21
Net operating loss carry forward	$17,503,838	$17,503,838
Valuation allowance	($17,503,838)	($17,503,838)
Total	$ -	$ -

As of December 31, 2022 and 2021, the Company expected no net deferred tax assets to be recognized, resulting from net operating loss carry forwards. Deferred tax assets were offset by a corresponding allowance of 100%.

The Company experienced a change in control during the year, and therefore no more than an insignificant portion of this net operating allowance will ever be used against future taxable income.

NOTE 5 – NOTES PAYABLE – RELATED PARTIES

The following notes payable were from related parties:

NOTE 6 – NOTES PAYABLE

None

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

The Company's operations are subject to significant risks and uncertainties including financial, operational and regulatory risks, including the potential risk of business failure.

The Company has entered into no contracts during the year as follows:

Legal and other matters

In the normal course of business, the Company may become a party to litigation matters involving claims

against the Company. The Company's management is aware of a garnishment order that was previously served to the Company's Stock Transfer Agents. The Company's attorneys are reviewing the garnishment order to ascertain its implication to the company's financial statements. Aside from the court order discussed above, The Company's management is unaware of any pending or threatened assertions and there are no current matters that would have a material effect on the Company's financial position or results of operations.

NOTE 8 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of filing the consolidated financial statements with OTC Markets, the date the consolidated financial statements were available to be issued. Management is not aware of any significant events that occurred subsequent to the balance sheet date that would have a material effect on the consolidated financial statements thereby requiring adjustment or disclosure, other than those noted below:

On June 28, 2022, the Company issued 5,000,000,000 shares of its common stock to Kristin Simpson-Oloso in connection with a proposed transaction (merger) involving her acquisition of the control of the Company and becoming its President and CEO. Subsequently on January 18, 2023, following a mutual misunderstanding both parties canceled the proposed transaction and further agreed to return whatever value the other party had paid, in which case Ms. Simpson-Oloso agreed to return the 5,000,000,000 shares to the company. These 5,000,000,000 shares has been formally cancelled by the company on January 18, 2023. Thus as at the date of this report, the Common Stock issued and outstanding is 1,710,676,587.

CERTIFICATION

I, Frank I Igwealor, CEO of IL2M International Corp., certify that:

(1) the financial statements of IL2M International Corp. included in this Form C-AR are true and complete in all material respects; and

(2) the tax return information of IL2M International Corp. included in this Form C-AR reflects accurately the information reported on the tax return for IL2M International Corp. filed for the fiscal year ended December 31, 2022.

Dated: March 28, 2023   /s/ Frank I Igwealor
                                                   Frank I Igwealor

                                                   Chief Executive Officer